

SEC Mail Processing Section

NOV 26 2012

Washington DC 401

SECU[illegible] [illegible]SION



12062969

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

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| SEC FILE NUMBER |
|---|
| 8- 38635 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Hwy. Suite 215
(No. and Street)

Tampa (City) FL (State) 33618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David S. Cole, Chief Financial Officer 813-264-0440
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King, Jr. Blvd. (Address) Plant City (City) FL (State) 33563 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

GEORGE G. HARRINGTON, JR.
MY COMMISSION # EE 041483
EXPIRES: December 2, 2014
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALTON & ASSOCIATES, INC.
# TAMPA, FL
# AUDITED FINANCIAL STATEMENTS
# SEPTEMBER 30, 2012 AND 2011

Raulerson
& Company, P.A.

# CALTON & ASSOCIATES, INC.
# TAMPA, FL
# AUDITED FINANCIAL STATEMENTS
# SEPTEMBER 30, 2012 AND 2011

# CALTON & ASSOCIATES, INC.
# AUDITED FINANCIAL STATEMENTS
# SEPTEMBER 30, 2012 AND 2011

## TABLE OF CONTENTS


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Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

*Business Navigation*

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2012 and 2011, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson + Company, P.A.
Raulerson & Company, P.A.
Plant City, Florida
November 20, 2012



Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

# FINANCIAL STATEMENTS

# CALTON & ASSOCIATES, INC.
# STATEMENTS OF FINANCIAL CONDITION
# AS OF SEPTEMBER 30, 2012 AND 2011

## ASSETS

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 3,070,082 | $ 3,035,717 |
| Receivables: | | |
| Clearing agent | 60,174 | 70,246 |
| Commissions | 356,820 | 442,097 |
| Notes & other | 54,100 | 109,854 |
| Property & equipment, net of accumulated depreciation | 49,305 | 51,211 |
| Federal income tax receivable | - | 24,931 |
| Deferred tax asset | 108,690 | 75,702 |
| Prepaid expenses | 60,369 | 16,391 |
| Intangible Asset | - | 5,000 |
| Deposits | 299,583 | 288,522 |
| **Total Assets** | $ 4,059,123 | $ 4,119,671 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | 2012 | 2011 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 38,604 | $ 20,362 |
| Accrued expenses: | | |
| Commissions & wages | 1,262,521 | 1,514,484 |
| Profit sharing | 158,348 | 161,270 |
| Income taxes payable | 9,105 | - |
| Other accrued expenses | 466,558 | 327,589 |
| **Total Liabilities** | 1,935,136 | 2,023,705 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock: | | |
| Class A: Voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 324.04 shares outstanding. | 1,250 | 1,250 |
| Class B: Non-voting and participating stock, $1 par; authorized 3,750 shares, issued 1,250 shares, 211.96 shares outstanding. | 1,250 | 1,250 |
| Additional paid in capital | 252,460 | 252,460 |
| Treasury stock | (4,359,155) | (4,359,155) |
| Retained earnings | 6,228,182 | 6,200,161 |
| **Total Shareholders' Equity** | 2,123,987 | 2,095,966 |
| **Total Liabilities and Shareholders' Equity** | $ 4,059,123 | $ 4,119,671 |

See accompanying auditors' report and notes to financial statements.

# CALTON & ASSOCIATES, INC.
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **INCOME:** | | |
| Commissions on customer trading in: | | |
| Direct participation | $ 3,907,730 | $ 2,479,161 |
| Investment company shares | 1,665,912 | 1,727,758 |
| Insurance products | 2,139,309 | 2,139,504 |
| Municipal bonds | 1,326,556 | 1,718,399 |
| Other commissions | 4,718,987 | 4,759,603 |
| Investment advisory fees | 1,101,777 | 816,940 |
| Firm trading and investment gains | 534,933 | 93,671 |
| Dividend and interest income | 421,948 | 411,031 |
| Due diligence & other income | 1,494,167 | 735,195 |
| Total income | 17,311,319 | 14,881,262 |
| **EXPENSES:** | | |
| Representatives' commissions and overrides | 13,962,988 | 11,889,616 |
| Clearing charges | 381,981 | 395,522 |
| Salaries and employee benefits | 1,706,747 | 1,682,996 |
| Communications expense | 50,583 | 62,542 |
| Occupancy and equipment costs | 162,629 | 169,728 |
| Other operating expenses | 831,864 | 421,709 |
| Depreciation and amortization | 16,522 | 13,565 |
| Taxes other than income | 113,545 | 110,060 |
| Total expenses | 17,226,859 | 14,745,738 |
| Income before provision for income taxes | 84,460 | 135,524 |
| Income tax expense | 36,339 | 68,870 |
| Net Income | $ 48,121 | $ 66,654 |

See accompanying auditors' report and notes to financial statements.

# CALTON & ASSOCIATES, INC.
## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | CAPITAL STOCK | ADDITIONAL PAID-IN CAPITAL | TREASURY STOCK | RETAINED EARNINGS |
|---|---|---|---|---|
| **Balance at September 30, 2010** | $ 2,500 | $ 252,460 | $ (4,359,155) | $ 6,633,507 |
| Dividends Declared | - | - | - | (500,000) |
| Net income for the year ended September 30, 2011 | - | - | - | 66,654 |
| **Balance at September 30, 2011** | $ 2,500 | $ 252,460 | $ (4,359,155) | $ 6,200,161 |
| Dividends Declared | - | - | - | (20,100) |
| Net income for the year ended September 30, 2012 | - | - | - | 48,121 |
| **Balance at September 30, 2012** | $ 2,500 | $ 252,460 | $ (4,359,155) | $ 6,228,182 |

See accompanying auditors' report and notes to financial statements.

## CALTON & ASSOCIATES, INC.
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ 48,121 | $ 66,654 |
| Adjustments to reconcile net income: | | |
| Depreciation and amortization | 16,522 | 13,565 |
| Loss (gain) on sale of assets | - | 4,402 |
| (Increase) decrease in: | | |
| Investments | - | 255,036 |
| Clearing agent receivable | 10,072 | 37,265 |
| Commissions receivable | 85,276 | (289,418) |
| Intangible assets | 3,333 | - |
| Other receivables | 55,754 | (24,409) |
| Income tax receivable | 24,931 | 125,162 |
| Deferred tax asset | (32,988) | (31,409) |
| Prepaid expenses | (43,978) | (12,494) |
| Deposits | (11,061) | (77,212) |
| Increase (decrease) in: | | |
| Accounts payable | 18,242 | 6,270 |
| Income tax payable | 9,105 | - |
| Other accrued expenses | (115,916) | 907,278 |
| **Net cash (used for) provided by operating activities** | 67,413 | 980,690 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of equipment | (12,948) | (11,326) |
| Purchase of intangible asset | - | (5,000) |
| **Net cash provided (used) by investing activities** | (12,948) | (16,326) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Dividends | (20,100) | (500,000) |
| **Net cash provided by (used in) financing activities** | (20,100) | (500,000) |
| **Increase (decrease) in cash and cash equivalents** | 34,365 | 464,364 |
| **Cash and cash equivalents - beginning of the year** | 3,035,717 | 2,571,353 |
| **Cash and cash equivalents - end of the year** | $ 3,070,082 | $ 3,035,717 |

See accompanying auditors' report and notes to financial statements.

# CALTON & ASSOCIATES, INC.
# STATEMENTS OF CASH FLOWS
# FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

**SUPPLEMENTAL CASH FLOW DISCLOSURES:**

| | 2012 | 2011 |
|---|---|---|
| Cash paid/(received) during the year for: | | |
| Income taxes - net | $ 35,291 | $ (23,529) |
| Interest | $ 0 | $ 0 |

See accompanying auditors' report and notes to financial statements

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

### Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

### Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

### Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

### Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

## NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2012, there was restricted cash of $1,210,068 and no restricted investments held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

## NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

### Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2012 there are no securities held-to-maturity.

### Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. At September 30, 2012, the company held no trading securities.

## NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2012 and September 30, 2011 no inventory was held.

## NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

| | 2012 | 2011 |
|---|---|---|
| Equipment | $ 108,303 | $ 103,229 |
| Furniture | 52,676 | 52,676 |
| Improvements | 8,293 | 8,293 |
| Accumulated depreciation | (119,967) | (112,987) |
| | $ 49,305 | $ 51,211 |

See accompanying auditors' report.

### NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. The agreement does not provide for interest on the outstanding balance. At September 30, 2012 and 2011, amounts due the company under the agreements were $31,457 and $47,300 respectively.

### NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

| | 2012 | 2011 |
|---|---|---|
| Clearing agent deposits | $ 275,003 | $ 275,008 |
| Regulatory deposit | 16,013 | 5,065 |
| Rent | 7,500 | 7,500 |
| Other | 1,067 | 949 |
| Total | $ 299,583 | $ 288,522 |

### NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $158,348 for 2012 and $161,270 for 2011 represent the lesser of the maximum contribution allowed or 11% of participant compensation.

### NOTE 10: INCOME TAXES

At September 30, 2012, the financial statements reflected income taxes currently payable of $9,105 and a deferred tax asset of $108,690. At September 30, 2011, the financial statements reflected income taxes currently receivable of $24,931 and a deferred tax asset of $75,702. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

| | 2012 | | |
|---|---|---|---|
| | Federal | State | Total |
| Current expense (benefit) | $ 37,646 | $ 31,681 | $ 69,327 |
| Deferred expense (benefit) | (32,988) | - | (32,988) |
| Income tax expense (benefit) | $ 4,658 | $ 31,681 | $ 36,339 |

See accompanying auditors' report.

## NOTE 10: INCOME TAXES CONTINUED

| | 2011 | | |
|---|---|---|---|
| | Federal | State | Total |
| Current expense (benefit) | $ 36,333 | $ 63,946 | $ 100,279 |
| Deferred expense (benefit) | (31,409) | - | (31,409) |
| Income tax expense (benefit) | $ 4,924 | $ 63,946 | $ 68,870 |

## NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. The lease expires in April 2015. Rent expense under the lease totaled $158,251 and $165,829 for 2012 and 2011, respectively. At September 30, 2012 the aggregate liability remaining under the lease is as follows:

| | |
|---|---|
| 2012 | $ 33,417 |
| 2013 | 136,227 |
| 2014 | 140,068 |
| 2015 | 47,116 |
| | $ 356,828 |

At September 30, 2012, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $345,000. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $345,000 under the caption "other accrued expenses".

At September 30, 2012 customer margin balances totaled $4,817,285. As of October 31, 2012 customer margin balances totaled $5,347,903.

## NOTE 12: TREASURY STOCK

At September 30, 2012, treasury stock consisted of 925.96 shares of class A and 1,038.04 shares of class B, and at September 30, 2011, treasury stock consisted of 728 shares of class A and 1,236 shares of class B redeemed by the Company at a total cost of $4,359,155.

## NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

## NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc., and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

## NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2012, the Company had net capital of $1,718,448, representing an excess over required net capital of $1,468,448. The ratio of aggregate indebtedness to net capital was 113% and 114% at September 30, 2012 and 2011, respectively.

## NOTE 16: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

## NOTE 17: CHANGE IN OWNERSHIP

On September 20th, 2012, the John Simmers Family Trust and Randall L. and Jill M. Ciccati acquired 17% and 5%, respectively, of outstanding shares of stock from existing shareholders.

# SUPPLEMENTARY SCHEDULES

# CALTON & ASSOCIATES, INC.
# SCHEDULES OF COMPUTATION OF NET CAPITAL
# FOR THE YEARS ENDED SEPTEMBER 30, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| Ownership equity | $ 2,095,966 | $ 2,529,312 |
| Net income (loss) | 48,121 | 66,654 |
| Dividends | (20,100) | (500,000) |
| Adjusted net worth | 2,123,987 | 2,095,966 |
| Subordinated loans | - | - |
| Total available capital | 2,123,987 | 2,095,966 |
| Non-allowable assets and other deductions | (405,539) | (319,807) |
| Tentative net capital | 1,718,448 | 1,776,159 |
| Less haircuts: | | |
| Net capital | 1,718,448 | 1,776,159 |
| Minimum net capital | (250,000) | (250,000) |
| Excess net capital | $ 1,468,448 | $ 1,526,159 |
| Aggregate indebtedness | $ 1,935,136 | $ 2,023,705 |
| Ratio of aggregate indebtedness to net capital | 113% | 114% |

See independent auditors' report.

# CALTON & ASSOCIATES, INC.
# SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3
# FOR THE YEAR ENDED SEPTEMBER 30, 2012

| | |
|---|---|
| Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period. | $ 341 |

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

# CALTON & ASSOCIATES, INC.
# INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
# SEPTEMBER 30, 2012

| | |
|---|---|
| 1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B. | $ 0 |
| A) Number of items | 0 |
| 2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D. | $ 0 |
| A) Number of items | 0 |

See independent auditors' report.

## CALTON & ASSOCIATES, INC.
## SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
## SEPTEMBER 30, 2012

| | |
|---|---|
| Net capital per FOCUS report | $ 1,677,553 |
| Net statement of financial condition impact of audit adjustments | 10,990 |
| Net statement of operations impact of audit adjustments | 29,905 |
| Net capital per supplementary schedule | $ 1,718,448 |

See independent auditors' report.

# REQUIRED REPORTS


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# Raulerson & Company, P.A.

**Certified Public Accountants and Consultants**

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

*Business Navigation*


## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 20, 2012


N
W
E
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Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
*Business Navigation*

**INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2012, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.



Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 20, 2012



## DESIGNATION OF ACCOUNTANT
**(Notice Pursuant to Rule 17a-5(f)(2))**

SEC
Mail Processing
Section
NOV 26 2012
Washington DC
401

(i) Broker or Dealer

Name: Calton & Associates, Inc

Address: 14497 N. Dale Mabry Hwy., Suite 215
Tampa, FL 33618

Telephone: (813) 264-0440

SEC Registration Number: 8-38635

FINRA Registration Number: 20999

(ii) Accounting Firm

Name: Raulerson & Company, P.A.

Address: 600 W. Dr. Martin Luther King Jr. Blvd.
Plant City, FL 33563

Telephone: (813) 752-6604

Accountant's State Registration Number:
AD65890

(iii) Audit date covered by the Agreement:

| (Month) | (Day) | (Year) |
|---|---|---|
| Sep | 30 | 2013 |

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(✓) is for the annual audit only for the fiscal year ending 2013*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: David S. Cole

(By Firm's FINOP or President)

Title: Chief Financial Officer/FINOP Date: 11/21/2012



SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 9/30/2012

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038635 FINRA SEP
CALTON & ASSOCIATES INC
14497 N DALE MABRY HWY STE 215
TAMPA FL 33618-2047

SEC Mail Processing Section
NOV 26 2012
Washington DC
401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David S. Cole (813) 264-0440

2. A. General Assessment (item 2e from page 2) $ 30458

B. Less payment made with SIPC-6 filed (exclude interest) ( 13856 )

4/25/12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16602

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16602

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16602

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calton & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of November, 2012.

VP Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# Calton Associates, Inc.

## Schedule of SIPC Assessment Payments made during the Fiscal Year ended 9/30/2012

Filter Criteria includes: 1) IDs: SIPC. Report order is by ID.

| Vendor | Address | Date | Payment Amount | Applies to Period Ended |
|---|---|---|---|---|
| SIPC | PO Box 92185, Washington DC 20090-2185 | 11/14/11 | 12,669.00 | 9/30/2011 |
| | | | 12,669.00 | |
| | | | | |
| SIPC | PO Box 92185, Washington DC 20090-2185 | 4/25/12 | 13,856.00 | 9/30/2012 |
| SIPC* | PO Box 92185, Washington DC 20090-2185 | 11/8/12 | 16,602.00 | 9/30/2012 |
| | | | 30,458.00 | |

* made post fiscal year end